Exhibit 99.1

EchoStar Announces Financial Results for the Three Months Ended March 31, 2022

Englewood, CO, May 5, 2022—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three months ended March 31, 2022.

Three Months Ended March 31, 2022 Financial Highlights:

•Consolidated revenue of $501.5 million.
•Net income of $88.9 million, consolidated net income attributable to EchoStar common stock of $91.4 million, and basic and diluted earnings per share of common stock of $1.07 and $1.06, respectively.
•Consolidated Adjusted EBITDA of $165.9 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“The EchoStar team turned in a solid performance in the first quarter of this year, continuing a consistent track record of fiscal responsibility,” said Hamid Akhavan, CEO and President of EchoStar. “As we take stock of our strengths and begin to chart a new course for growth, I could not ask for a more talented, technologically astute organization to capture the great opportunities presented by the rapid changes in our industry.”

Three Months Ended March 31, 2022 - Additional Information:

•Consolidated revenue increased 3.9% or $19.0 million year over year primarily driven by higher equipment sales of $30.5 million to our domestic and international enterprise customers, partially offset by lower service revenues of $11.5 million primarily due to lower broadband consumer customers.
•Adjusted EBITDA decreased 10.7% or $19.9 million year over year.
◦Hughes segment Adjusted EBITDA decreased $17.7 million year over year. The decrease was driven primarily by lower gross margin due to a change in revenue mix as well as a non-recurring decrease in regulatory fees of $4.5 million and bad debt recoveries that occurred in the first quarter of 2021.
◦ESS segment Adjusted EBITDA increased $0.8 million year over year.
◦Corporate and Other segment Adjusted EBITDA decreased $3.0 million year over year. The decrease was primarily due to lower earnings of unconsolidated affiliates, net.
•Net income increased $11.4 million year over year. The increase was primarily due to lower net interest expense of $20.2 million and favorable gains on foreign exchange of $10.5 million. These items were partially offset by higher income tax expense of $10.6 million, lower operating income of 8.4 million, and an unfavorable change in equity earnings in unconsolidated affiliates, net, of $3.1 million.
•Hughes broadband subscribers totaled approximately 1,406,000, declining 56,000 from December 31, 2021. The decrease primarily reflects a balancing of capacity utilization with subscriber levels in areas of high bandwidth demand. In Latin America, subscriber levels were also impacted by adverse economic conditions, more selective customer screening, and capacity allocation to community WiFi and enterprise opportunities.
•For the three months ended March 31, 2022, approximately 64% of Hughes segment revenue was attributable to our consumer customers with approximately 36% attributable to our enterprise customers.
•Cash, cash equivalents and current marketable investment securities were $1.5 billion as of March 31, 2022.
•During the three months ended March 31, 2022, we purchased 1,462,094 shares of our Class A common stock in open market trades.

•The Jupiter 3 / EchoStar XXIV satellite is expected to be launched in the first quarter of 2023.
Set forth below is a table highlighting certain of EchoStar’s segment results for the three months ended March 31, 2022 and 2021 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended March 31,
	2022	2021

Revenue
Hughes	$494,106	$475,859
EchoStar Satellite Services	4,474	4,089
Corporate and Other	2,954	2,634
Total revenue	$501,534	$482,582

Adjusted EBITDA
Hughes	$184,287	$201,937
EchoStar Satellite Services	2,691	1,919
Corporate & Other:
Corporate overhead, operating and other	(21,191)	(21,468)
Equity in earnings (losses) of unconsolidated affiliates, net	102	3,353
Total Corporate & Other	(21,089)	(18,115)
Total Adjusted EBITDA	$165,889	$185,741

Net income (loss)	$88,945	$77,572
Expenditures for property and equipment	$112,138	$179,235

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended March 31,
	2022	2021

Net income (loss)	$88,945	$77,572
Interest income, net	(6,422)	(5,949)
Interest expense, net of amounts capitalized	14,973	34,667
Income tax provision (benefit), net	32,782	22,147
Depreciation and amortization	120,436	129,286
Net loss (income) attributable to non-controlling interests	2,488	947
EBITDA	253,202	258,670
(Gains) losses on investments, net	(80,686)	(78,600)
Impairment of long-lived assets	—	230
License fee dispute - India, net of non-controlling interests	(233)	(210)
Loss on Debt Repurchase	—	1,582
Foreign currency transaction (gains) losses, net	(6,394)	4,069
Adjusted EBITDA	$165,889	$185,741

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended March 31, 2022 and 2021 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, May 5, 2022 at 11:00 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To ask a question, the dial in numbers are (833) 562-0124 (toll-free) and (661) 567-1102 (international), Conference ID 6271168.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2021 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$889,199	$535,894
Marketable investment securities	634,593	1,010,496
Trade accounts receivable and contract assets, net	199,306	182,063
Other current assets, net	209,905	198,444
Total current assets	1,933,003	1,926,897
Non-current assets:
Property and equipment, net	2,376,143	2,338,285
Operating lease right-of-use assets	150,980	149,198
Goodwill	535,394	511,086
Regulatory authorizations, net	470,329	469,766
Other intangible assets, net	17,792	13,984
Other investments, net	350,318	297,747
Other non-current assets, net	335,794	338,241
Total non-current assets	4,236,750	4,118,307
Total assets	$6,169,753	$6,045,204

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$109,390	$109,338
Contract liabilities	138,201	141,343
Accrued expenses and other current liabilities	176,083	209,442
Total current liabilities	423,674	460,123
Non-current liabilities:
Long-term debt, net	1,496,185	1,495,994
Deferred tax liabilities, net	430,808	403,684
Operating lease liabilities	136,723	134,897
Other non-current liabilities	124,450	136,426
Total non-current liabilities	2,188,166	2,171,001
Total liabilities	2,611,840	2,631,124

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both March 31, 2022 and December 31, 2021	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 58,441,449 shares issued and 37,646,656 shares outstanding at March 31, 2022 and 58,059,622 shares issued and 38,726,923 shares outstanding at December 31, 2021	58	58
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both March 31, 2022 and December 31, 2021	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2022 and December 31, 2021	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2022 and December 31, 2021	—	—
Additional paid-in capital	3,343,056	3,345,878
Accumulated other comprehensive income (loss)	(173,280)	(212,102)
Accumulated earnings (losses)	747,899	656,466
Treasury shares, at cost	(471,582)	(436,521)
Total EchoStar Corporation stockholders' equity	3,446,199	3,353,827
Non-controlling interests	111,714	60,253
Total stockholders' equity	3,557,913	3,414,080
Total liabilities and stockholders' equity	$6,169,753	$6,045,204

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended March 31,
	2022	2021

Revenue:
Services and other revenue	$418,811	$430,337
Equipment revenue	82,723	52,245
Total revenue	501,534	482,582
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	141,129	132,789
Cost of sales - equipment (exclusive of depreciation and amortization)	69,114	45,151
Selling, general and administrative expenses	118,170	114,119
Research and development expenses	7,617	7,545
Depreciation and amortization	120,436	129,286
Impairment of long-lived assets	—	230
Total costs and expenses	456,466	429,120
Operating income (loss)	45,068	53,462
Other income (expense):
Interest income, net	6,422	5,949
Interest expense, net of amounts capitalized	(14,973)	(34,667)
Gains (losses) on investments, net	80,686	78,600
Equity in earnings (losses) of unconsolidated affiliates, net	(1,714)	1,374
Foreign currency transaction gains (losses), net	6,394	(4,069)
Other, net	(156)	(930)
Total other income (expense), net	76,659	46,257
Income (loss) before income taxes	121,727	99,719
Income tax benefit (provision), net	(32,782)	(22,147)
Net income (loss)	88,945	77,572
Less: Net loss (income) attributable to non-controlling interests	2,488	947
Net income (loss) attributable to EchoStar Corporation common stock	$91,433	$78,519

Earnings (losses) per share - Class A and B common stock:
Basic	$1.07	$0.84
Diluted	$1.06	$0.84

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the three months ended March 31,
	2022	2021

Cash flows from operating activities:
Net income (loss)	$88,945	$77,572
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	120,436	129,286
Impairment of long-lived assets	—	230
Losses (gains) on investments, net	(80,686)	(78,600)
Equity in losses (earnings) of unconsolidated affiliates, net	1,714	(1,374)
Foreign currency transaction losses (gains), net	(6,394)	4,069
Deferred tax provision (benefit), net	25,538	18,370
Stock-based compensation	1,860	2,011
Amortization of debt issuance costs	191	1,118
Other, net	(2,528)	11,551
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(8,480)	(6,090)
Other current assets, net	(3,340)	(1,736)
Trade accounts payable	7,046	(18,375)
Contract liabilities	(3,142)	7,938
Accrued expenses and other current liabilities	(27,033)	(27,447)
Non-current assets and non-current liabilities, net	(9,774)	(1,636)
Net cash provided by (used for) operating activities	104,353	116,887

Cash flows from investing activities:
Purchases of marketable investment securities	(88,578)	(389,071)
Sales and maturities of marketable investment securities	492,812	1,361,632
Expenditures for property and equipment	(112,138)	(179,235)
Expenditures for externally marketed software	(5,093)	(7,846)
India JV formation	(7,892)	—
Purchase of other investments	—	(50,000)
Sales of other investments	—	1,500
Net cash provided by (used for) investing activities	279,111	736,980

Cash flows from financing activities:
Repurchase and maturity of the 2021 Senior Unsecured Notes	—	(62,588)
Payment of finance lease obligations	(85)	(329)
Payment of in-orbit incentive obligations	(1,444)	(1,104)
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	2,367	2,486
Treasury share repurchase	(33,307)	(107,862)
Contribution by non-controlling interest holder	—	5,400
Other, net	—	(292)
Net cash provided by (used for) financing activities	(32,469)	(164,289)

Effect of exchange rates on cash and cash equivalents	3,480	(1,808)
Net increase (decrease) in cash and cash equivalents	354,475	687,770
Cash and cash equivalents, including restricted amounts, beginning of period	536,874	896,812
Cash and cash equivalents, including restricted amounts, end of period	$891,349	$1,584,582